UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________________________

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

________________________________

AMENDMENT NO. 4

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

_______________________________

Date of end of last fiscal year:March 31, 2026
_______________________________

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2026 (the "Annual Report") as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibit:

(99.5)	Pre-election Report on the State of Québec's Public Finances - August 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 4 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard

Name:	Guillaume Pichard

Title:	Assistant Deputy Minister

Date: August 18, 2026